THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON JUNE 9, 2003 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               NETIA HOLDINGS S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 ORDINARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   64114B 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                TADEUSZ GALKOWSKI
                       C/O ENTERPRISE INVESTORS SP. Z O.O.
                   UL. EMILII PLATER 53, 00-113 WARSAW, POLAND
                                +48 22 548 85 55
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  MAY 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 2401.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

CUSIP NO.   64114B 10 4
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Polish Enterprise Fund IV, L.P.


     I.R.S. IDENTIFICATION NOS. OF PERSONS (ENTITIES ONLY)

     52-2268928

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                                  (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
  NUMBER OF     7.  SOLE VOTING POWER

                    8,812,520 ordinary shares
   SHARES
                ----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY


OWNED BY EACH   ----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER

  REPORTING     1)   8,812,520 ordinary shares;

                2)   200,000 ordinary shares to be delivered no later than
   PERSON            July 31, 2003;

                3)   Warrants to acquire 11,300,000 ordinary shares;
    WITH
                4) Call option to acquire warrants to acquire 7,220,889 ordinary shares within 90 days of date of event.

                ----------------------------------------------------------------
                Total equivalent in ordinary shares: 27,533,409

                ----------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,533,409 ordinary shares (assuming delivery of all ordinary shares, exercise of all warrants and full exercise of the call option, including exercise of all warrants acquired thereby).

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTION)


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.6% of issued and outstanding ordinary shares

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to ordinary shares (the "Ordinary Shares") of Netia Holdings S.A. (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address and principal executive office of the Company is at ul. Poleczki 13, 02-822 Warsaw, Poland.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This report on Schedule 13D is being filed on behalf of Polish Enterprise Fund IV, L.P., a limited partnership organized under the laws of the State of Delaware (the "Reporting Entity"). The sole general partner of the Reporting Entity is Polish Enterprise Investors II, L.L.C., a limited liability company organized under the laws of the State of Delaware ("PEI, LLC"). PEI, LLC manages the Reporting Entity. The Chief Executive Officer of PEI, LLC is Robert G. Faris. PEI, LLC has no directors or other executive officers. Enterprise Investors Sp. z o.o., a limited liability company incorporated in the Republic of Poland, acted as an agent of the Reporting Entity by power of attorney in respect of the purchase of the securities of the Company and does not control the Reporting Entity or PEI, LLC.

(b)  The business address of each of the Reporting Person, PEI, LLC and Robert
     G. Faris is One Exchange Place, Suite 1000, Jersey City, NJ 07302.

(c) The principal business of the Reporting Person is that of a partnership engaged in making venture capital and related investments. The principal business of PEI, LLC is acting as general partner of the Reporting Person. The present principal occupation of Robert G. Faris is President of Enterprise Investors Corporation.

(d) None of the Reporting Entity, PEI, LLC or Robert G. Faris has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Entity, PEI, LLC or Robert G. Faris has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Robert G. Faris is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The amount of funds required by the Reporting Entity to purchase the Ordinary Shares, warrants to purchase Ordinary Shares and the call option to purchase warrants of the Company as described herein is approximately US$8,727,333. Assuming the Reporting Entity elects to exercise the call option and all warrants (including those it may acquire upon exercise of the call option), it would hold 27,533,409 Ordinary Shares of the Company. The total amount of funds that would be required for the Reporting Entity to acquire such number of Ordinary Shares would be approximately US$22,325,337.

All amounts listed above either have been paid or would be payable in Polish Zloty. For purpose of convenience, all such Polish Zloty amounts have been converted into US dollars for purposes of this Schedule 13D at a rate of 3.738 Polish Zloty to U.S.$1.00. The amounts set forth above either have been funded or, in the case of the Reporting Person electing to exercise the call option and/or any warrants, would be funded through proceeds of a capital raising from the existing committed capital of the limited partners of the Reporting Entity. Such limited partners are primarily institutional investors and pension funds.

ITEM 4.  PURPOSE OF TRANSACTION

The purchase by the Reporting Entity of the securities of the Company as described herein was effected because of the Reporting Entity's belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Entity may from time to time acquire additional shares of the Company or engage in discussions with the Company and/or other shareholders of the Company concerning further acquisitions of shares of the Company or further investments by it in the Company. The Reporting Entity intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's Ordinary

Shares, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entity, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Company.

From time to time, representatives of the Reporting Entity and other shareholders of the Company have had preliminary discussions, and may have additional discussions, regarding potential acquisitions of Ordinary Shares of the Company and have exchanged and may exchange information in connection therewith. Such discussions have not resulted in concrete plans or current proposals for any acquisitions of Ordinary Shares of the Company.

Pursuant to the terms of the agreement governing the purchase of the Company's securities by the Reporting Entity attached as Exhibit 1 hereto, under certain circumstances the Reporting Entity may require the seller of the Ordinary Shares to procure the resignation of one member of the Company's supervisory board. In such case, the Reporting Entity may seek to replace such member with one of its representatives, although it currently does not have sufficient voting power to elect such a representative on its own.

Except as set forth above, none of the Reporting Entity, PEI, LLC or Robert G. Faris has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The information provided in response to questions 7, 9, 11 and 13 of the cover page to which this report relates are incorporated herein by reference.

(b) The information provided in response to questions 9 and 11 of the cover page to which this report relates are incorporated herein by reference.

(c)  None.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

From time to time, representatives of the Reporting Entity and other shareholders of the Company have had preliminary discussions, and may have additional discussions, regarding potential acquisitions of Ordinary Shares of the Company and have exchanged and may exchange information in connection therewith. Such discussions have not resulted in concrete plans or current proposals for any acquisitions of Ordinary Shares of the Company. Except as otherwise provided in this Schedule 13D, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Agreement dated May 28, 2003 entered into between Polish Enterprise Fund IV, L.P. and Telia Sonera AB

                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: 9th June 2003               By: /s/Robert G. Faris
                                      ------------------------------------------
                                      Name: Robert G. Faris
                                      Title: Chief Executive Officer
                                             Polish Enterprise Investors II, LLC

                                  EXHIBIT INDEX

(CE) Exhibit 99.1.  Agreement dated May 28, 2003 entered into between Polish
                    Enterprise Fund IV, L.P. and Telia Sonera AB

                                                                  CONFORMED COPY

                                  Exhibit 99.1.


                                Dated 28 May 2003



                         POLISH ENTERPRISE FUND IV, L.P.


                                       and


                                 TELIA SONERA AB



                                    AGREEMENT

                            for the sale and purchase


                                       of


                                 ordinary shares


                                       and


                                    warrants


                                       of


                               NETIA HOLDINGS S.A.


[LINKLATERS LOGO]

Warsaw Towers
ul. Sienna 39
7th floor
PL-00-121 Warsaw

Telephone (48-22) 526 5000

Facsimile (48-22) 526 5060

Ref PIB/BDZU/MST

AGREEMENT FOR PURCHASE OF SHARES AND WARRANTS

THIS AGREEMENT is made on 28 May 2003 (the "AGREEMENT DATE")

BETWEEN:

(1) POLISH ENTERPRISE FUND IV, L.P., an investment fund incorporated in the United States, with its registered office at 1 Exchange Place, Suite 1000, Jersey City, NY 07302, the United States (the "Purchaser") represented by Enterprise Investors Sp. z o.o., a limited liability company incorporated in the Republic of Poland ("POLAND") and registered under KRS Number 0000007178, with its registered office at ul. Emilii Plater 53, Warsaw, Poland (the "FUND MANAGER"), which acts on its behalf; and

(2) TELIA SONERA AB with its registered office in Farsta, Sweden, incorporated in Sweden with registered number SE556103-4249 (the "VENDOR"),

jointly called (the "PARTIES")

WHEREAS:

The Vendor wishes to sell the Shares and Warrants (as defined below) and the Purchaser wishes to purchase the Shares and Warrants on and subject to the terms of this Agreement.



IT IS AGREED as follows:

1      INTERPRETATION

       In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

       1.1 Definitions

       "PURCHASER AMOUNT" has the meaning given in Clause 5.8 (i);

       "ADJUSTED OPTION PRICE" has the meaning given in Clause 5.8;

       "ADSs" means 50,000 American Depositary Shares, securities issued in the USA on the basis of one ADS equalling four of the Company's shares;

       "ADSs SHARES" means 200,000 shares of the Company to be held by the Vendor as a result of conversion of ADSs

       "CALL OPTION" has the meaning given in Clause 5.1;

       "CLOSING" has the meaning given in Clause 5.5;

       "COMPANY" means Netia Holdings S.A. a joint stock company incorporated in Poland and registered under KRS Number 0000041649, with its registered office at ul. Poleczki 13, Warsaw, Poland;

       "COMPLETION" means the transfer of title to the Shares and Warrants in the form of a settlement by the National Depositary of Securities;

       "COMPLETION AMOUNT" has the meaning given in Clause 3.1;

       "ENCUMBRANCE" means any claim, charge, pledge, security, lien, option, equity, power of sale or other third party rights, retention of title, lock-up agreement, right of pre-emption, right of first refusal or security interest of any kind;

       "NOTIFICATION" has the meaning given in Clause 5.4;

       "NOTICE" has the meaning given in Clause 8.4.1;

       "OPTION PRICE" has the meaning given in Clause 5.1;

       "OPTION WARRANTS" has the meaning given in Clause 5.1;

       "SHARE COMPLETION AMOUNT" has the meaning given in Clause 3.1.1.

       "SHARES" means 8,812,520 ordinary shares of the Company, admitted to public trading and listed on the WSE, with nominal value of PLN 2 each, to be sold by the Vendor;

       "SHARE PRICE" has the meaning given in Clause 3.1;

       "VENDOR AMOUNT" has the meaning given in the Clause 5.8 (ii);

       "WARRANTS" means 5,650,000 Two Year Warrants of the Company and 5,650,000 Three Year Warrants of the Company, admitted to public trading and listed on the WSE;

       "WARRANT COMPLETION AMOUNT" has the meaning given in Clause 3.1.2;

       "WARRANT PRICE" has the meaning given in Clause 3.1;

       "WORKING DAY" means any day other than Saturday or Sunday;

       "WSE" means the Warsaw Stock Exchange; and

       "WSE RESTRICTIONS" has the meaning given in Clause 5.8.

2      AGREEMENT TO SELL THE SHARES AND WARRANTS

       2.1 On the terms and conditions stipulated in this Agreement the Vendor obliges itself to sell and the Purchaser obliges itself to purchase the Shares, Warrants, Option Warrants and ADSs Shares free from all Encumbrances and together with all rights and advantages now and hereafter attaching thereto, for the price defined in the Clause 3.1. of the Agreement and within the time defined in the Agreement.

       2.2 Subject to Clause 2.3 below, the sale of the Shares and Warrants shall take place on 30 May 2003 (unless otherwise agreed between the Parties, but in any case not later than on 31st July 2003) through an off-session transaction, with the simultaneous intermediary of each Party's respective brokerage house (Erste Securities as the Purchaser's broker and CDM PeKaO as the Vendor's broker) and pursuant to the relevant rules of the WSE. Due to the regulatory requirements of the WSE regarding rounding up or down of the price of securities, the Shares and Warrants may be divided into smaller blocks so that the Shares are purchased at the average price equal to the Share Price and Warrants are purchased at the average price equal to the Warrant Price. The Parties will agree ad hoc the detailed blocks of shares into which the Shares and Warrants may be divided.

       2.3 The sale of 200,000 ADSs Shares shall take place on 16 June 2003 (unless otherwise agreed between the Parties, but not later than on 31 July 2003). The Vendor undertakes to take all steps necessary to effect the conversion as soon as it is possible. The Vendor undertakes to notify the Purchaser immediately it is aware of the conversion of ADSs into ADSs Shares. Once the conversion takes place, the Parties oblige themselves to execute the transaction according to the rules applied to the sale of the Shares in this Agreement.

3      CONSIDERATION

       3.1    Amount

              3.1.1 The consideration for the purchase of the Shares shall be the cash sum of PLN 2.85 for each Share (the "SHARE PRICE"), making an aggregate amount of PLN 25,115,682 (twenty five million one hundred fifteen thousand six hundred eighty two Polish zlotys) (the "SHARE COMPLETION AMOUNT") which shall be paid to the Vendor in accordance with Clause 3.2.

              3.1.2 The consideration for the purchase of the Warrants shall be the cash sum of PLN 0.55 for each Warrants (the "WARRANT PRICE"), making an aggregate amount of PLN 6,215,000 (six million two hundred fifteen thousand Polish zlotys) (the "WARRANT COMPLETION AMOUNT") which shall be paid to the Vendor in accordance with Clause 3.2.

              3.1.3 The consideration for the purchase of ADSs Shares shall be the cash sum of PLN 2.85 for each share, making an aggregate amount of PLN 570,000 (five hundred seventy thousand Polish zlotys) (the "ADSs SHARES COMPLETION AMOUNT") which shall be paid to the Vendor in accordance with Clause 3.2.

              3.1.4 The amount of 31,900,682 (thirty one million nine hundred thousand eighty two Polish zlotys) PLN, being the sum of the Share Completion Amount, the Warrant Completion Amount and the ADSs Shares Completion Amount constitutes the Completion Amount.

              3.1.5  Each Party shall pay its own brokerage costs.

       3.2    Method of Payment

       The Completion Amount shall be paid to the brokerage house of the Purchaser account No 1840000722024910077016 in accordance with the relevant regulations of the WSE and the National Depositary of Securities, which amount will be subsequently transferred to the Vendor account following the settlement of the pertinent transaction in the National Depositary of Securities.

4      COMPLETION

       4.1    Settlement

       The settlement of the transactions, referred to in Section 2.2 and 2.3 above, by the National Depositary of Securities shall take place within one Working Day from the date of the transaction on WSE (T+1).

       4.2    Notification

       After the Completion the Parties shall make all the notifications necessary and required by law of the transfer of the Shares, ADSs Shares, Option Warrants and Warrants. Each party bears responsibility for its obligations to make notifications required by law. Each Party undertakes not to disclose in its notifications (if any) the identity of the other Party, unless so required by the mandatory provisions of applicable law.

5      CALL OPTION

       5.1 The Parties further agree that the Purchaser shall have the exclusive right to request the Vendor to sell to the Purchaser and, upon receiving such request, the Vendor shall be obligated to sell to the Purchaser or another entity designated by the Purchaser an additional 3,610,445 Two Year Warrants and 3,610,444 Three Year Warrants ("OPTION WARRANTS") at the price ("OPTION PRICE") of PLN 0.55 per each Option Warrant ("CALL OPTION").

       5.2 The Call Option can be exercised at any time by the Purchaser, within 90 days from the date of this Agreement. Until the expiration or execution of the Call Option, the Vendor shall not sell or encumber in any way the Option Warrants.

       5.3 The price of the Call Option is PLN 0.10 per each Option Warrant making an aggregate amount of PLN 722,088.90 (seven hundred twenty two thousand eighty eight and 90/100) which shall be paid to the bank account of the Vendor at the Closing (as defined below), or, if so requested by the Purchaser, may be added to the price paid in the off-session transaction on the WSE, as described in Clause
              5.5 below. If the Purchaser does not exercise the Call Option within the time-frame defined in Clause 5.2 above, it will pay to the Vendor the price of the Call Option making an aggregate amount of PLN 722.088.90 (seven hundred twenty two thousand eighty eight 90/100). The price of the Call Option shall be paid to the bank account of the Vendor one day after expiration of the 90 days period defined in Clause 5.2 above.

       5.4 The Purchaser may exercise the Call Option by delivery of a written notification (the "NOTIFICATION") to the Vendor. The Notification shall stipulate the Closing Date, the price at which the Option Warrants are sold and the name of the brokerage house.

       5.5 The sale of the Option Warrants (the "CLOSING") shall take place within 7 days from delivery of the Notification through an off-session transaction, with the intermediary of each Party's respective brokerage house (Erste Securities as the Purchaser's broker and CDM PeKaO as the Vendor's broker) and pursuant to the relevant rules of the WSE. Due to the regulatory requirements of the WSE regarding rounding up or down of the price of securities, the Option Warrants may be divided into smaller blocks so that the Option Warrants are purchased at the average price equal to the agreed price. The Parties will agree ad hoc the detailed blocks of shares into which the Option Warrants may be divided.

       5.6 The settlement by the National Depositary of Securities of the transaction of sale of the Option Warrants shall take place within one Working Day from the date of the Closing (T+1).

       5.7    Each Party shall pay its own brokerage costs.

       5.8 The Parties hereto agree that if the Closing on the WSE cannot take place at the Option Price because of the price restrictions set forth in Paragraph 158 of the Regulations of the Warsaw Stock Exchange (the "WSE RESTRICTIONS"), the Purchaser will retain the right to exercise the Call Option at the price that is higher than the Option Price and is within the limits of the WSE Restrictions and in such case the Parties shall bona fide seek to find other legally available avenues of reaching the same economic goal as envisaged in this Clause 5.

6      BOARD SEAT

       At the written request of the Purchaser, the Vendor will procure the resignation of Mr. Morgan Ekberg form the supervisory board of the Company. The Vendor shall not procure resignation of Mr. Ekberg within 120 days from the date of this Agreement unless the Purchaser requests so by delivering written request.

7      INDEMNITY

       7.1 The Vendor hereby confirms that the Shares, ADSs Shares, Warrants and Option Warrants do not constitute assets related to the business activities of the Vendor within the meaning of Art. 112 of the Polish Tax Ordinance.

       7.2 The Vendor undertakes to indemnify and hold harmless the Purchaser against any claims that could be made by the Polish tax authorities against the Purchaser with regard to any tax liabilities of the Vendor.

8      OTHER PROVISIONS

       8.1    Confidentiality

              8.1.1 Subject to Clause 8.1.2, the Vendor and the Purchaser shall treat as confidential and not disclose or use any information received or obtained as a result of entering into this Agreement which relates to:

                     (i) the provisions of this Agreement and any agreement entered into pursuant to this Agreement; or

                     (ii) the Purchaser's business, financial or other affairs; or

                     (iii)  the Vendor's business, financial or other affairs.

              8.1.2 Clause 8.1.1 shall not prohibit disclosure or use of any information if and to the extent:

                     (i) the disclosure or use is required by law, any regulatory body or the rules and regulations of any recognised stock exchange;

                     (ii) the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is reasonably required to be made to a taxation authority in connection with the taxation affairs of the disclosing party;

                     (iii) the information becomes publicly available (other than by breach of this Agreement);

                     (iv) the other party has given prior written approval to the disclosure or use.

       8.2    Successors and Assigns

       Neither the Purchaser nor the Vendor may, without the prior written consent of the other, assign the benefit of all or any of the other's obligations under this Agreement, or any benefit arising under or out of this Agreement.

       8.3    Variation

       No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties to this Agreement.

       8.4    Notices

              8.4.1 Any notice or other communication in connection with this Agreement [or with any arbitration under this Agreement] shall be in writing in English (a "NOTICE") and shall be sufficiently given or served if delivered or sent:

                     in the case of the Vendor to Telia Sonera AB:

            Address     Marbackagatan 11 H

                        SE-123 86 Farsta

                        Sweden

            Fax:        +46 8 94 64 70

            Attention:  General Counsel


                     in the case of the Purchaser to Enterprise Investors Sp. z o.o.:

            Address     ul. Emilii Plater 53

                        00-113 Warsaw, Poland

            Fax:        +48 22 548 85 55

            Attention:  Robert Manz/ Rafal Bator


                     or (in either case) to such other address or fax number in Poland as the relevant party may have notified to the other in accordance with this Clause.

              8.4.2 Any Notice may be delivered by hand or, sent by fax or by courier. Without prejudice to the foregoing, any Notice shall conclusively be deemed to have been received on the next working day in the place to which it is sent, if sent by fax, or 60 hours from the time of posting, if sent by courier, or at the time of delivery, if delivered by hand.

       8.5    Invalidity

       If any term in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such term or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

       8.6    Counterparts and Language

       This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. This Agreement shall be executed in the English language.

       8.7    Other Provisions

       This agreement constitutes a preliminary contract within the meaning of the Article 389 of the Civil Code.

       8.8    Governing Law

       This Agreement shall be governed by and construed in accordance with Polish law.

       8.9    Arbitration

       In the event the disputing Parties are unable to resolve amicably any dispute hereunder within 90 days following the occurrence of the controversy between the Parties, such dispute shall be finally settled by arbitration in accordance with the ICC Rules of Arbitration in force on the date of this Agreement by an ad hoc arbitration tribunal. The number of arbitrators shall be 3 (Three). The place of arbitration shall be London, England. The language to be used in the arbitral proceeding shall be English. The disputing Parties shall equally share the expenses of the arbitrators and the administrative costs of the arbitration proceedings, but each disputing Party shall bear its own costs and expenses, including fees and expenses of its own legal counsel.

       The arbitration decision shall be final and binding upon the Parties.

IN WITNESS whereof this Agreement has been duly executed.

                                                /s/Robert J. Manz
                                                Member of the Management Board
SIGNED by
                                              }
on behalf of Polish Enterprise Fund IV, L.P.
                                                /s/Tadeusz Galkowski
                                                Member of the Management Board



                                                /s/Anders Igel
                                                President and CEO
SIGNED by
                                              }
on behalf of Telia Sonera AB
                                                /s/Jan Henrik Ahrnell
                                                Group Vice President and General
                                                Counsel

          SIDE LETTER

          to the agreement for the sale and purchase of ordinary shares and warrants of Netia Holdings S.A. between Polish Enterprise Fund IV, L.P. and TeliaSonera AB, dated 28 May 2003.

          According to clause 2.2 in the agreement referred to above, the sale of the Shares and Warrants shall take place on 30 May 2003 (unless otherwise agreed between the Parties, but in any case not later than on 31 July 2003).

          Due to the Seller's broker's requirements regarding legalized documents, the transaction may not be able to take place on 30 May 2003. The parties have therefore agreed to conclude the transaction on 3 June 2003 or, if the Seller's broker has waived its requirement before that time, as soon as practically possible after such waiver.


          Date: 28 May 2003

          TeliaSonera AB (publ)        Polish Enterprise Fund IV, L.P.



          /s/Jan Henrik Ahrnell        /s/Robert J. Manz